Exhibit 2

CONFIDENTIAL AND PRIVILEGED

São Paulo, May 30th, 2023

To:

BRF S.A.

Attn.: Mr. Marcos Antonio Molina dos Santos, Chairman of BRF S.A.

With a copy to:

Banco J.P. Morgan

Attn.: Thiago Carvalho and Dimas Megna

Marfrig Global Foods S/A

Attn.: Mr. Marcos Antonio Molina dos Santos, Chairman of Marfrig Global Foods S/A.

Re: BRF – Potential Capital Raising – Investment Commitment

Ladies and Gentlemen,

Further to our discussions on a potential capital raising by means of a Brazilian public offering and an international placement outside Brazil pursuant an exemption from registration under the U.S. Securities Act of 1933 of newly issued common shares by BRF S.A. (“Company”, “Shares” and “Offering”), Saudi Agricultural and Livestock Investment Company (SALIC), a joint stock company established pursuant to the laws of the Kingdom of Saudi Arabia, with registered office at Business Gate, Building 6, 7452 Airport Branch Road, Qurtubah District, Riyadh 13244 - 2327, Kingdom of Saudi Arabia or an Affiliate (as defined below) thereof designated by such entity (“Investor” and, together with the Company, the “Parties”, provided that, individually “Party” means the Company or the Investor) hereby confirms its irrevocable and irreversible binding commitment to subscribe for and purchase up to 250,000,000 Shares (“Investment Commitment” and “Investment Commitment Amount”), in connection with the Offering, subject to the following terms and conditions:

1	Definitions

The following capitalized terms, expressions and abbreviations, not otherwise defined in this letter, shall have the meaning ascribed to them in this Section 1:

“Affiliate” means, in relation to any Person which is a legal entity, (A) any other Person that (i) directly or indirectly Controls such first Person; (ii) is Controlled by such first Person, directly or indirectly; or (iii) is under common Control with such first Person, directly or indirectly, and with respect to any Person who is an individual, (B) his/her spouse, stable union or equivalent companion, ancestors or descendants in straight line, or relative by collateral kin provided that he/she is a descendent in straight line of such Person, as well as any legal entity Controlled by any of them.

“Control” means, in relation to a Person, (i) the direct or indirect ownership of more than fifty percent (50%) of the total voting securities of such Person; or (ii) the direct or indirect possession of (a) the absolute and unconditional power to elect or appoint the majority of the members of the management of such Person, either individually or jointly with another Person or Persons bound to a shareholders agreement or similar voting agreement; cumulatively with (b) the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. Terms deriving from Control, such as “Controlled” and “Controlling”, shall have a meaning analogous to Control.

“Dispute” means any lawsuit, action, arbitration, or judicial or administrative proceeding.

“Governmental Authority” means any authority, entity, regulatory or administrative body, department, commission, council, agency or governmental body of any country, nation or government, whether at the federal, state or municipal level, member of the executive, legislative or judicial branch, or of the direct or indirect administration, including, without limitation, diplomatic offices, autonomous governmental body, public international organization, legal entities controlled, directly or indirectly, by the government, mixed capital companies, public foundations, political parties, court, judicial, administrative or arbitration body or any other body with jurisdiction over the Parties, as well as any stock exchanges or organized over-the-counter markets.

“Law” means any law, decree, authorization, statute, regulation, rule, guideline, ordinance, decision, order, request or requirement issued or imposed by any Governmental Authority, including, without limitation, tax, financial, judicial or administrative authorities.

“Person(s)” means any natural person or legal entity, including, but not limited to, companies of any kind, de facto or de jure, limited liability companies, corporations, unincorporated entities, partnerships, consortiums, associations, joint ventures, investment funds and any other entity or organization with or without legal identity in the strict sense of the term, including political or governmental subdivision, or governmental agency or autarchy.

“Sunset Date” means December 31, 2023.

2	Price per Share

The Investor understands that the price per Share in the Offering will be determined by the Company and the underwriters following the conclusion of the customary bookbuilding process (“Offering Price per Share”). The Investor undertakes and agrees to subscribe for and purchase a number of Shares in a total monetary amount to be determined by multiplying the Offering Price per Share by the number of Shares effectively allocated in the Offering (up to the Investment Commitment Amount), provided that (1) the Offering Price per Share is equal to or lower than nine Brazilian reais per Share (R$9.00) (“Investor Price per Share”) and (2) an aggregate number of Shares equal to no less than 2/3 of the Investment Commitment Amount are allocated to the Investor in the Offering.

The Investor Price per Share may be revised proportionally in case of any stock split (desdobramento) or reserve stock split (grupamento) that the Company’s shareholders may approve prior to the launch of the Offering.

In case the Offering Price per Share is higher than the Investor Price per Share and/or an aggregate number of Shares equal to less than 2/3 of the Investment Commitment Amount are allocated to the Investor in the Offering, the Investor shall have the right, but not the obligation, to make the investment and honor the Investment Commitment. In this event, the Investor shall promptly communicate its decision to the Company and the underwriters, which will be obligated to fully allocate the Investor’s investment order in the Offering to the fully extent permitted by Law.

Provided that the conditions determined in this letter in connection with the Investment Commitment are met, the Company shall allocate to the Investor a number of shares in the Offering as required to comply with this letter, taking any and all other measures – including, but not limited to, instructing the lead bookrunner of the Offering – to ensure that the Investor is conferred the right to subscribe a number of shares under the Offering, as required in order to comply with this letter.

The Investor shall bear all responsibilities, risks and costs with respect to any applicable consents from Governmental Authorities required for the Investor’s holding of any and all Shares pursuant to the Investment Commitment or for the exercise of any and all rights related thereto.

The Investor and the Company hereby agree to reasonably cooperate in determining the jurisdictions in which the Offering may require antitrust and other regulatory approvals (“Required Approvals”). Upon determination of the list of Required Approvals, the Company undertakes to execute all documents reasonably required from the Company which may be necessary to secure the Required Approvals in connection with the Offering. Any exchange of confidential and/or sensitive information between the Investor and the Company in connection with the Required Approvals shall take place through external counsel engaged by each Party. The foregoing does not affect the Parties’ obligations under this letter, including Investor’s obligation to comply with its Investment Commitment.

3	Other Conditions

In addition to the Investor Price per Share and the Investment Commitment Amount, the Investment Commitment is subject to the following conditions, which shall be fulfilled or waived on or prior to the Sunset Date:

(i)	the Offering is for 500,000,000 Shares, without the possibility of partial distribution;

(ii)	the first financial settlement of the Offering shall occur by the Sunset Date;

(iii)

the following conditions precedent to the Offering launch (“Conditions Precedent”) shall be true: (a) there is no injunction or protective order under any ongoing Dispute and/or final and unappealable decision by any Governmental Authority restricting or prohibiting the consummation of the Offering and/or of the Investor’s intended investment in the Company as provided in this letter, and no Law in force and effect preventing, prohibiting or restraining the Investor’s ability to participate in the Offering, or otherwise honor its Investment Commitment; and (b) the representations and warranties provided by the Investor and the Company hereunder shall be true and correct and not misleading as of the date of the Offering pricing date, in all material aspects. The Condition Precedent set forth in Section 3(iii)(a) above is for the benefit of both Parties and is not subject to a waiver by either Party. The Condition Precedent set forth in Section 3(iii)(b) is for the benefit of the Party that benefits from the representations and warranties and may be waived by such Party in its sole discretion;

(iv)

Marfrig Global Foods S.A. (“Marfrig”) shall commit to subscribe for up to 250,000,000 Shares in the context of the Offering, subject to (x) a maximum price of nine Brazilian reais per Share (R$9.00); (y) Marfrig subscribing to, at least, its entire pro rata allotment of Shares under the priority portion of the Offering; and (z) applicable restrictions provided for in public offering Laws;

(v)

prior to the Offering launch, the Company’s shareholders shall have approved a removal of Section 41 (Artigo 41) of the Company’s bylaws - which contain provisions related to the acquisition of a material stake in the Company;

(vi)	the Company’s shares shall remain listed on the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão;

(vii)

the Offering shall be registered with the Brazilian securities and exchange commission (“ CVM”) pursuant to CVM Resolution No. 160, dated July 13, 2022, as amended (“Resolution CVM 160”), under the automatic registration rite;

(viii)

the Offering shall be destined, in Brazil, exclusively to the Company’s existing shareholders, pursuant to CVM Resolution No. 160 and professional investors (lnvestidores profissionais), as defined in CVM Resolution No. 30, dated May 11 , 2021, as amended (“ Professional Investors”);

(ix)	the Offering shall consist exclusively of a primary offering (with no secondary components);

(x)	payment for the Shares by Investor shall be made following the rules applicable to the Offering; and

(xi)	the Company shall have obtained all necessary consents, approvals, authorizations or waivers in connection with the Offering.

4	Lock-up

If so required by the Offering underwriters, the Investor hereby agrees to enter into usual and customary lock-up agreements pursuant to which, for the period of 90 days following the Offering pricing date, the Investor shall agree not to offer, sell, issue, contract to sell, loan, grant any option to purchase, make any short sale or otherwise dispose of or grant any option, right or warrant in respect of the Shares subscribed for or purchased in the Offering, subject to usual and customary exceptions, provided that nothing in any such lock-up agreement shall prevent the Investor from (a) transferring any Shares it subscribes for or purchases in the Offering to any of its Affiliates, or (b) if the Company or other Persons that enter into similar lock-up agreements in connection with the Offering obtain any type of release or waiver from, or other favorable amendment to, such lock-up agreements from the Offering underwriters to such lock-up period, such release, waiver or amendment shall apply to the Investor’s lock-up agreement, and the Investor will be equally able to transfer its Shares. Shares acquired by the Investor outside the scope of the Investment Commitment, if any, shall not be subject to any such lock-up restrictions.

5	Standstill

Should the Investor become a shareholder of the Company pursuant to the Investment Commitment, the Investor, hereby irrevocably and irreversibly undertakes, directly, indirectly and/or through any of the Investor’s Affiliates, for a period of seven (7) years as from the Offering first financial settlement, not to acquire, hold or otherwise beneficially own shares issued by the Company, or any other securities convertible, linked or backed by shares of the Company representing in aggregate more than twenty five percent (25%) of the Company’s total share capital, without the prior approval of the Company, except if such increase in shareholding in excess of twenty five percent (25%) of the Company’s total share capital results from (i) a capital increase by the Company and/or any primary offerings by the Company (other than the Offering), or (ii) any mergers, share mergers and any other corporate reorganizations involving the Company, the Investor and/or any of its Affiliates.

6	Representations by the Investor

6.1

The Investor hereby represents and warrants for the sole benefit of the Company that the following representations and warranties are true, correct and not misleading as of the date hereof and shall be true, correct and not misleading as of each of the Offering pricing date and the Offering financial settlement date:

6.1.1	Organization. The Investor is a joint stock company duly organized, validly existing, under the laws of the Kingdom of Saudi Arabia.

6.1.2

Authority. The Investor has the requisite corporate power and authority to execute and deliver this letter, and to perform its obligations hereunder, in accordance with the provisions hereof. The Investor’s board of directors has approved the Investment Commitment as presented hereby. The Investor hereby confirms we shall need no further corporate approvals to honor the Investment Commitment or participate in the Offering.

6.1.3

Due Authorization; Enforceability. The Investor has due authorization to enter into this letter agreement and to perform its obligations hereunder. This letter has been duly and validly executed and delivered by the Investor and constitutes a valid and binding agreement of the Investor, enforceable against the Investor in accordance with its terms.

6.1.4

Financial Condition. The Investor has the financial condition to perform its obligations, pursuant to the terms of this letter; and the Investor’s performance of the obligations undertaken herein is not subject to any financial condition, including, but not limited to, the obtainment of any third-party financing for the Investment Commitment.

6.1.5	Anti-corruption. The Investor has not violated any applicable anti-corruption or anti-money laundering and securities Laws, nor violated any applicable sanctions or securities Laws.

6.1.6

Access to Information; Non-Reliance. The Investor is an “accredited investor” as that term is defined in Regulation D promulgated under the U.S. Securities Act of 1933, as amended, and also a Professional Investor, pursuant to applicable Brazilian securities Laws. The Investor has analyzed the potential investment in the Company independently with its own advisors based on publicly available information and has not relied on any advice or analysis provided to it by the Company or its agents and representatives in the decision to make the Investment Commitment.

6.1.7

U.S. Person. Investor represents that it is a person other than a U.S. Person (“Non-U.S. Person”) as defined in Regulation S under the Securities Act (“Regulation S”), and will purchase the Shares solely outside the United States in a transaction under Regulation S. Investor further confirms that it will not be purchasing for the account or benefit of a U.S. Person.

Except for the specific representations contained in this Section 6, none of Investor or any Person on behalf of Investor or any of Investor’s Affiliates (collectively, the “Investor Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to Investor or the Investment Commitment hereunder, and the Investor Parties disclaim any such representation or warranty.

7	Representations by the Company

7.1

The Company hereby represents and warrants for the sole benefit of the Investor that the following representations and warranties are true, correct and not misleading as of the date hereof and shall be true, correct and not misleading as of each of the Offering pricing date and the Offering financial settlement date:

7.1.1	Organization. The Company is a public company (companhia aberta) duly organized, validly existing and in good standing, under the Laws of Brazil.

7.1.2

Authority. The Company has the requisite corporate power and authority to execute and deliver this letter, and to perform its obligations hereunder, in accordance with the provisions hereof, except, as of the date hereof, with respect to matters (a) subject to the approval by the Company’s shareholders, and (b) related to the Offering, which shall be obtained prior or by the Offering launch date and the Offering pricing date, as applicable. The Company represents that, to the best of its knowledge, as of the date hereof, there are no legal, contractual or corporate impediments to the consummation of the contemplated Offering, as provided for in this letter, other than the obtaining the required corporate approvals and registration of the Offering with the CVM, which shall be obtained prior or by the Offering launch date and the Offering pricing date, as applicable.

7.1.3

Due Authorization; Enforceability. The Company has due authorization to enter into this letter agreement and to perform its obligations hereunder. This letter has been duly and validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

7.1.4

Anti-corruption. Except as publicly disclosed to the market by the Company, the Company has not violated any applicable anti-corruption or anti-money laundering and securities Laws, nor violated any applicable sanctions or securities Laws.

8	Confidentiality

The Parties (i) may only disclose confidential information relating to the Company (“Confidential Information”) and the Investment Commitment to its Affiliates and any of their respective officers,

employees, directors, advisers and agents to the extent necessary and advising them of the confidential nature of the information, (ii) agrees to treat as confidential any Confidential Information provided to the Investor or the Investor’s directors, officers, employees, agents, advisors, Affiliates or representatives, whether before or after the date of this letter, and (iii) are not allowed to disclose the existence or the content of this letter, provided, however, that such restrictions shall not prevent the Parties from providing or disclosing relevant information in case determined by any authority and/or to the extent required in order to comply applicable Laws.

Nothing in the Offering documents or in this letter shall be interpreted so as to require the Investor or any of its Affiliates to provide to the Company or its subsidiaries with any (i) confidential information, or (ii) non-public financial information, relating to the Investor or any of its Affiliates.

The Parties acknowledge and agree that the contents of this letter (including a copy thereof) will be disclosed by the Company and/or Marfrig to their board of directors, shareholders, and the market pursuant to applicable corporate and securities Laws, including, without limitation, by means of material facts to be disclosed in advance of the general shareholders’ meeting called to remove Section 41 (Artigo 41) of the Company’s bylaws (as per item 3 herein) and/or in connection with the Offering (“Investor Investment Disclosure”).

The Company agrees that the Investor and its Affiliates shall have the right to review and comment on any documents containing language regarding the Investor Investment Disclosure, the Investor and/or its Affiliates, prior to being disclosed to any potential investors and/or to the market. The Company and Marfrig shall, in good faith, incorporate the Investor’s comments to such documents. Notwithstanding the foregoing, nothing in this paragraph shall affect the ability of the Company and its Affiliates to make any disclosures that it deems required or appropriate (based on advice of its outside counsel) by applicable Law.

9	Indemnification

The Investor shall be entitled to the same indemnity rights as any investor under the Offering pursuant to applicable Law.

10	Miscellaneous

This letter and all aspects of it shall be governed by the laws of the Federative Republic of Brazil.

Any Disputes related to or arising from this letter shall be settled pursuant to the Rules of Arbitration of the International Chamber of Commerce (the “Rules”) before a sole arbitrator appointed in accordance with the Rules. The arbitration shall be seated in New York, NY and the language of the arbitration shall be English.

If you are in agreement with the terms set forth herein and desire to proceed on that basis, please sign this Investment Commitment letter in the space provided below and return an executed copy. This offer shall expire at 23:59 p.m., São Paulo time, on May 30, 2023, unless earlier accepted.

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(signature pages follow)

Signature page of the Investment Commitment Letter sent by Saudi Agricultural and Livestock Investment Company (SALIC) to BRF S.A., in connection with a “Potential Capital Raising – Investment Commitment”, dated as of May 30, 2023.

Saudi Agricultural and Livestock Investment Company (SALIC)

Name: Sulaiman AIRumaih	Name: Ahmed Albassam
Title: CEO	Title: Chief Legal Officer

Signature page of the Investment Commitment Letter sent by Saudi Agricultural and Livestock Investment Company (SALIC) to BRF S.A., in connection with a “Potential Capital Raising – Investment Commitment”, dated as of May 30, 2023.

Acknowledged and agreed on May 30th, 2023:

BRF S.A.